Exhibit (a)(1)

RECOMMENDATION TO REJECT THE UNSOLICITED MINI-TENDER OFFER TO SELL YOUR SHARES OF HIGHLANDS REIT, INC. TO MPF NORTHSTAR FUND, LP, MPF NORTHSTAR FUND 2, LP, MACKENZIE NORTHSTAR FUND 3, LP, COASTAL REALTY BUSINESS TRUST AND MACKENZIE CAPITAL MANAGEMENT, LP

If you are considering selling your shares of Highlands REIT, Inc. (“Highlands”) to MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, Coastal Realty Business Trust and MacKenzie Capital Management, LP (together, the “Offeror”), please read all the information below.	September 6, 2016

THE HIGHLANDS BOARD OF DIRECTORS (THE “BOARD”) HAS REVIEWED THE TERMS OF THE OFFER. BASED ON THAT REVIEW THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF STOCK.

Rationales the Board Considered in Recommending Rejection of the Unsolicited Mini-Tender Offer from the Offeror

•	The Board believes that the offer price is less than the current and potential long-term value of the shares.

•	Although the Board cannot provide any guarantee that Highlands will pay distributions in the future, if you sell, you will lose all rights attendant to the shares that you sell, including the right to receive any future distributions.

•	None of Highlands’ directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to the Offeror.

•	The Offeror states that it has not made an independent appraisal of the shares or Highlands’ properties, and is not qualified to appraise real estate.

•	The Offeror acknowledges that in establishing the purchase price of $0.10 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with the Offeror’s objectives.

•	The Offeror states that it has applied a discount to the estimated per share value with the intention of making a profit.

•	Stockholders looking to liquidate should note that, according to Highlands’ transfer agent, since the Company’s separation from InvenTrust Properties Corp. on April 28, 2016, sales prices of the shares on the secondary market have ranged from $0.10 to $0.36 per share (which price range excludes trades at prices that appear to Highlands to have resulted from manifest error by one or more of the transacting parties). The foregoing price range does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, Highlands does not know whether the foregoing price range is accurate, and does not endorse or adopt it in any respect.

Highlands encourages you to follow the Board’s recommendation and not tender your shares to the Offeror. If you do tender your shares to the Offeror, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to the Offeror. Please consult your financial advisor or Highlands Investor Services at (844) 421-0533 with any questions.

Each stockholder must individually evaluate whether to tender his, her or its shares and may decide to tender based on, among other things, individual liquidity needs. The Board suggests stockholders carefully consider all the factors discussed in the mini-tender Offer to Purchase before deciding to participate. The Board acknowledges that because the shares are not listed on an exchange and there is not otherwise an established public trading market for the shares, stockholders have few alternatives available to sell their shares. Highlands has filed a Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) providing additional detail regarding the Board’s recommendation in response to the Offeror’s offer. The Schedule 14D-9 is available on the Highlands website and the SEC’s website at www.sec.gov.

Highlands REIT, Inc.

332 S. Michigan Avenue, 9th Floor        Chicago, IL 60604        www.highlandsreit.com